QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)1

DOV Pharmaceutical, Inc. (Name of Issuer)

Common Stock (Title of Class of Securities)

259858108 (CUSIP Number)

Hope Flack BVF Partners L.P 227 West Monroe Street, Suite 4800 Chicago, Illinois 60606 (312) 263-7777 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2002 (Date of Event Which Requires Filing of this Amendment)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 Pages)

1
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 259858108	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON:
Biotechnology Value Fund, L.P.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
NUMBER OF		-0-
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		826,200
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		-0-
PERSON
WITH	10	SHARED DISPOSITIVE POWER
		826,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
826,200

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.7%

14	TYPE OF REPORTING PERSON*
PN

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 259858108	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON:
Biotechnology Value Fund II, L.P.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
NUMBER OF		-0-
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		1,033,560
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		-0-
PERSON
WITH	10	SHARED DISPOSITIVE POWER
		1,033,560

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,033,560

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.2%

14	TYPE OF REPORTING PERSON*
PN

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 259858108	13D	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON:
BVF Partners, L.P.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
NUMBER OF		-0-
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		2,049,300
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		-0-
PERSON
WITH	10	SHARED DISPOSITIVE POWER
		2,049,300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,049,300

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.2%

14	TYPE OF REPORTING PERSON*
PN

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 259858108	13D	Page 5 of 7 Pages

1	NAME OF REPORTING PERSON:
BVF Inc.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
NUMBER OF		-0-
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		2,049,300
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		-0-
PERSON
WITH	10	SHARED DISPOSITIVE POWER
		2,049,300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,049,300

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.2%

14	TYPE OF REPORTING PERSON*
IA, CO

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 259858108	13D	Page 6 of 7 Pages

        This Amendment No. 1 to the Statement on Schedule 13D (this "Amendment") is being filed with the Securities and Exchange Commission on behalf of Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), Biotechnology Value Fund II, L.P., a Delaware limited partnership ("BVF2"), BVF Investments L.L.C., a Delaware limited liability company ("Investments"), BVF Partners L.P., a Delaware limited partnership ("Partners") and BVF Inc., a Delaware corporation ("BVF Inc." and, together with BVF, BVF2, Investments, and Partners, the "Reporting Persons") with respect to Common Stock, par value $0.0001 per share (the "Stock"), of DOV Pharmaceutical, Inc. ("DOV"), a Delaware corporation. The principal executive office of DOV is located at Continental Plaza, 433 Hackensack Avenue, Hackensack, New Jersey 07601.

Item 4 is hereby amended to read in its entirety as follows:

ITEM 4. PURPOSE OF TRANSACTIONS.

        Currently, Lampert serves as a director of DOV. Notwithstanding Lampert's position as a director, the sole purpose of the beneficial ownership of the shares of the Stock reported herein is for investment. The Reporting Persons do not have any plan to acquire control of DOV. The Reporting Persons may, however, provide constructive input to DOV regarding the appropriate investment, and rate of investment, of the cash resources of DOV and may explore with DOV and others various alternatives intended to preserve and maximize shareholder value. In connection with such efforts, the Reporting Persons may communicate with, among others, DOV's management, other members of DOV's board of directors, other DOV stockholders and other parties. The Reporting Persons may acquire additional shares of the Stock, or dispose of any of their shares of the Stock, from time to time.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A—Agreement Regarding Joint Filing

CUSIP No. 259858108	13D	Page 7 of 7 Pages

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated: September 16, 2002

BIOTECHNOLOGY VALUE FUND, L.P.

By:	BVF Partners L.P., its general partner

	By:	BVF Inc., its general partner

		By:	/s/ MARK N. LAMPERT Mark N. Lampert President

BIOTECHNOLOGY VALUE FUND II, L.P.

By:	BVF Partners L.P., its general partner

	By:	BVF Inc., its general partner

		By:	/s/ MARK N. LAMPERT Mark N. Lampert President

BVF INVESTMENTS L.L.C.

By:	BVF Partners L.P., its manager

	By:	BVF Inc., its general partner

		By:	/s/ MARK N. LAMPERT Mark N. Lampert President

BVF PARTNERS L.P.

By:	BVF Inc., its general partner

	By:	/s/ MARK N. LAMPERT Mark N. Lampert President

BVF INC.

By:	/s/ MARK N. LAMPERT Mark N. Lampert President

QuickLinks

SCHEDULE 13D
  ITEM 4. PURPOSE OF TRANSACTIONS.
  ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.